FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby informs that it has received the correspondence below in this date, from Casino Guichard-Perrachon, Company’s controlling shareholder.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886‐0421 or e‐mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, September 23, 2013

Daniela Sabbag

Investor Relations Officer

Paris, September 23rd, 2013.

To

Companhia Brasileira de Distribuição (“CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn.: Mr. Enéas Pestana and Ms. Daniela Sabbag

Chief Executive Officer and Executive Director of Corporate Relations and Investor Relations

Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@grupopaodeacucar.com.br

Dear Sirs,

This is to inform you that on the date hereof Mr. Arnaud Strasser, the Vice-Chairman of the Board of Directors of CBD, in accordance with article 14 of CBD’s bylaws, called an Extraordinary Shareholders Meeting to occur on October 9th, 2013, to resolve on the appointment of Mr. Jean-Charles Naouri as Chairman of the Board of Directors of CBD.

In addition, Casino Guichard-Perrachon (“Casino”) will submit for consideration in the next meetings of the Corporate Governance Committee and the Board of Directors of CBD a proposal of amendment to CBD’s bylaws in order to create another position of Vice-Chairman of the Board of Directors, to which Casino intends to appoint the director Mr. Ronaldo Iabrudi.  Once such proposal is examined by the Corporate Governance Committee and the Board of Directors of CBD, another Extraordinary Shareholders Meeting will be called to resolve on amending the bylaws accordingly, as well as on the election of Mr. Ronaldo Iabrudi as Vice-Chairman of the Board of Directors of CBD. As a result of the foregoing, the CBD’s Board of Directors shall be then composed of twelve (12) members, with Mr. Jean-Charles Naouri as Chairman and Mr. Arnaud Strasser and Mr. Ronaldo Iabrudi as Co-Vice-Chairmen.

In light of the relevance of this matter for CBD’s businesses, and with the purpose of keeping the market properly informed, we hereby kindly request you to disclose the content of this correspondence.

Sincerely,

Casino Guichard-Perrachon

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 24, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.